1. Name and Address of Reporting Person
   Alldredge, William T.
   2853 Cotswold Circle
   Rockford, IL 61114
2. Issuer Name and Ticker or Trading Symbol
   Newell Rubbermaid Inc. (NWL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   12/16/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President of Corporate Develop
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    12/16/2002            S         -8000       D   $31.7000                  D
Common Stock                    12/16/2002            G         -2000       D   $0.0000    157320         D
Common Stock                                                                               1589.8785      I           401 (k) Plan
Common Stock                                                                               50764          I           Barbara
                                                                                                                      Alldredge

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Option      $19.9375                                                  05/11/2004 Common                      1600    D
(Right to                                                                        Stock
Buy)
Option      $23.75                                                    05/10/2005 Common                      1000    D
(Right to                                                                        Stock
Buy)
Option      $24                                                       05/09/2011 Common                      28100   D
(Right to                                                                        Stock
Buy)
Option      $26.9375                                                  05/10/2010 Common                      35900   D
(Right to                                                                        Stock
Buy)
Option      $28.25                                                    05/07/2006 Common                      1000    D
(Right to                                                                        Stock
Buy)
Option      $34.625                                                   10/29/2009 Common                      11000   D
(Right to                                                                        Stock
Buy)
Option      $35.34                                                    05/09/2012 Common                      31800   D
(Right to                                                                        Stock
Buy)
Option      $35.5                                                     05/07/2007 Common                      1800    D
(Right to                                                                        Stock
Buy)
Option      $42.0625                                                  05/26/2009 Common                      2200    D
(Right to                                                                        Stock
Buy)
Option      $43.0625                                                  02/07/2009 Common                      10886   D
(Right to                                                                        Stock
Buy)
Option      $43.563                                                   02/09/2008 Common                      8195    D
(Right to                                                                        Stock
Buy)
Option      $49.125                                                   08/06/2008 Common                      9900    D
(Right to                                                                        Stock
Buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ William T. Alldredge

DATE
12/18/2002